AMENDMENT NO. 1 ON
FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of November 2005 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

EXPLANATORY NOTE

        This Amendment No.1 is being filed in connection with the incorporation by reference of this Report into the Registrant’s Registration Statement on Form F-2 (File No. 333-126909), to include Management’s Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2005 and for the nine months then ended, as required by Item 8.A.5 of Form 20-F.

        This Amendment No.1 on Form 6-K/A amends the Registrant’s Report on Form 6-K for the Month of November 2005 No. 2, as filed with the Securities and Commission on November 8, 2005, by adding Exhibit 99.3 thereto. Except as so amended, the Registrant’s Report on Form 6-K for the Month of November 2005 No. 2 remains as originally filed.

        This Form 6-K/A is being incorporated by reference into all effective Registration Statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2005	TOWER SEMICONDUCTOR LTD. BY: /S/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary